EXHIBIT 99.1

Press Release	August 14, 2008

CHURCHILL VENTURES

EXTENDS TIME TO COMPLETE BUSINESS COMBINATION

SCARBOROUGH, New York – Churchill Ventures Ltd. (AMEX: CHV, CHV.U, CHV.WS) (the “Company”) announced today that it had satisfied the conditions in its Certificate of Incorporation to extend the date by which it must effect a Business Combination until 24 months after the consummation of its Public Offering, which occurred on March 6, 2007.

About Churchill Ventures Ltd.

Churchill Ventures Ltd. is a blank check company incorporated on June 26, 2006 for the purpose of effecting a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination with an operating business in the communications, media or technology industries. The Company completed its initial public offering of units on March 6, 2007, generating gross proceeds of approximately $107.8 million, after exercise of the underwriter’s over-allotment option. As of June 30, 2008, the Company held approximately $109.4 million in a trust account maintained by an independent trustee, which will be released to the Company only upon the consummation of a business combination.

Forward-Looking Statements

This press release may contain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “intend,” “plan,” and similar expressions are intended to identify such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact:

Churchill Ventures Ltd.

Elizabeth O’Connell

Chief Financial Officer

Telephone: (705) 732-1557 until August 25; (914) 762-2553 thereafter

eoconnell@churchillventures.com